

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 13, 2010

Mr. Michael Levinsohn
President
Lenco Mobile Inc.
345 Chapala Street
Santa Barbara, California 93101

**Re: Lenco Mobile Inc.
Amendment No. 6 to Registration Statement on Form 10
Filed on May 6, 2010
File No. 000-53830**

Dear Mr. Levinsohn:

        We have reviewed your letter dated May 6, 2010 and your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Note 8 – Contingent Liabilities, page F-21

1.   We note your response to prior comment 4 from our letter dated April 23, 2010 that you recorded a contingent liability regarding your profit warranty. However, in accordance with paragraph 28 of SFAS 141, a contingency based on earnings should not be recorded until the contingency is resolved and additional consideration is distributable. As such, the profit warranty should not be included in your purchase price until the contingency is resolved. Please revise or advise.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief at (202) 551-3826, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: James A. Mercer III, Esq., Sheppard Mullin
        Via Facsimile (858) 509-3691